File No. 33-16338

811-05202

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

 Pre-Effective Amendment No.  [__]

 Post-Effective Amendment No. 199  [X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

 Amendment No. 199  [X]

(Check appropriate box or boxes.)

BNY Mellon Investment Funds IV, Inc.

(Exact Name of Registrant as Specified in Charter)

c/o BNY Mellon Investment Adviser, Inc.

240 Greenwich Street, New York, New York 10286

(Address of Principal Executive Offices) (Zip Code)

 Registrant's Telephone Number, including Area Code: (212) 922-6400

Deirdre Cunnane, Esq.

240 Greenwich Street

New York, New York 10286

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.

2. Part C to the Registration Statement (including signature page).

3. Exhibit (d)(5) and (d)(6) to Item 28 to the Registration Statement.

This Post-Effective Amendment is for the purpose of filing the following exhibits: Sub-Investment Advisory Agreement, dated October 25, 2022 and Sub-Investment Advisory Agreement, dated November 1, 2022 as Exhibits to item 28 of the Registrant's Registration Statement on Form N-1A.

Part A of BNY Mellon Floating Rate Income Fund, Post-Effective Amendment No. 197 was filed on December 23, 2021 pursuant to Rule 485(b) under the Securities Act of 1933 and is incorporated by reference herein;

Part A of BNY Mellon Tax Managed Growth Fund, Post-Effective Amendment No. 198 was filed on February 25, 2022 pursuant to Rule 485(b) under the Securities Act of 1933 and is incorporated by reference herein;

The Statement of Additional Information for the Registrant with respect to BNY Mellon Floating Rate Income Fund and BNY Mellon Tax Managed Growth Fund, was filed on September 29, 2022 pursuant to Rule 497(e) under the Securities Act of 1933 and is incorporated by reference herein.

BNY MELLON INVESTMENT FUNDS IV, INC.

(formerly, THE DREYFUS/LAUREL FUNDS, INC.)

(formerly, The Laurel Funds, Inc.)

PART C.
OTHER INFORMATION

Item 28. Exhibits

(a)(1) Articles of Incorporation, dated July 31, 1987, is incorporated by reference to Exhibit 1(a) of Post-Effective Amendment No. 41 to the Registrant's Registration Statement on Form N-1A, filed on December 29, 1995 ("Post-Effective Amendment No. 41").

(a)(2) Articles Supplementary to the Articles of Incorporation, dated October 15, 1993, (increasing authorized capital stock) is incorporated by reference to Exhibit 1(b) of Post-Effective Amendment No. 39 to the Registrant's Registration Statement on Form N-1A, filed on September 22, 1995 ("Post-Effective Amendment No. 39").

(a)(3) Articles of Amendment to the Articles of Incorporation, dated March 31, 1994, is incorporated by reference to Exhibit 1(c) of Post-Effective Amendment No. 41.

(a)(4) Articles Supplementary to the Articles of Incorporation, dated March 31, 1994, (reclassifying shares) is incorporated by reference to Exhibit 1(d) of Post-Effective Amendment No. 41.

(a)(5) Articles Supplementary, dated May 24, 1994, (designating and classifying shares) is incorporated by reference to Exhibit 1(e) of Post-Effective Amendment No. 39.

(a)(6) Articles of Amendment to the Articles of Incorporation, dated October 17, 1994, is incorporated by reference to Exhibit 1(f) of Post-Effective Amendment No. 31 to the Registrant's Registration Statement on Form N-1A, filed on December 13, 1994 ("Post-Effective Amendment No. 31").

(a)(7) Articles Supplementary to the Articles of Incorporation, dated December 19, 1994, (designating classes) is incorporated by reference to Exhibit 1(g) of Post-Effective Amendment No. 32 to the Registrant's Registration Statement on Form N-1A, filed on December 19, 1994.

(a)(8) Articles of Amendment to the Articles of Incorporation, dated June 9, 1995, is incorporated by reference to Exhibit 1(h) of Post-Effective Amendment No. 39.

(a)(9) Articles of Amendment to the Articles of Incorporation, dated August 30, 1995, is incorporated by reference to Exhibit 1(i) of Post-Effective Amendment No. 39.

(a)(10) Articles Supplementary to the Articles of Incorporation, dated August 31, 1995, (reclassifying shares) is incorporated by reference to Exhibit 1(j) of Post-Effective Amendment No. 39.

(a)(11) Articles of Amendment to the Articles of Incorporation, dated October 31, 1995, (designating and classifying shares) is incorporated by reference to Exhibit 1(k) of Post-Effective Amendment No. 41.

(a)(12) Articles of Amendment to the Articles of Incorporation, dated November 22, 1995, (designating and reclassifying shares) is incorporated by reference to Exhibit 1(l) of Post-Effective Amendment No. 41.

(a)(13) Articles of Amendment to the Articles of Incorporation, dated July 15, 1996, is incorporated by reference to Exhibit 1(m) of Post-Effective Amendment No. 53 to the Registrant's Registration Statement on Form N-1A, filed on August 20, 1997 ("Post-Effective Amendment No. 53").

(a)(14) Articles of Amendment to the Articles of Incorporation, dated February 27, 1997, is incorporated by reference to Exhibit 1(n) of Post-Effective Amendment No. 53.

(a)(15) Articles of Amendment to the Articles of Incorporation, dated August 13, 1997, is incorporated by reference to Exhibit 1(o) of Post-Effective Amendment No. 53.

(a)(16) Articles of Amendment to the Articles of Incorporation, dated October 30, 1997, is incorporated by reference to Exhibit 1(p) of Post-Effective Amendment No. 56 to the Registrant's Registration Statement on Form N-1A, filed on November 4, 1997.

(a)(17) Articles of Amendment to the Articles of Incorporation, dated March 25, 1998, is incorporated by reference to Exhibit 1(M) of Post-Effective Amendment No. 62 to the Registrant's Registration Statement on Form N-1A, filed on March 31, 1998.

(a)(18) Articles of Amendment to the Articles of Incorporation, dated July 30, 1998, is incorporated by reference to Exhibit A(18) of Post-Effective Amendment No. 67 to the Registrant's Registration Statement on Form N-1A, filed on September 30, 1998.

(a)(19) Articles Supplementary to the Articles of Incorporation, dated August 9, 1999, (designating and classifying shares) is incorporated by reference to Exhibit A(19) of Post-Effective Amendment No. 76 to the Registrant's Registration Statement on Form N-1A, filed on February 24, 2000 ("Post-Effective Amendment No. 76").

(a)(20) Articles Supplementary to the Articles of Incorporation, dated March 15, 1999, (designating and classifying shares) is incorporated by reference to Exhibit A(20) of Post-Effective Amendment No. 76.

(a)(21) Articles of Amendment to the Articles of Incorporation, dated March 15, 1999, is incorporated by reference to Exhibit A(21) of Post-Effective Amendment No. 76.

(a)(22) Articles of Amendment to the Articles of Incorporation, dated January 31, 2002, is incorporated by reference to Exhibit A(22) of Post-Effective Amendment No. 83 to the Registrant's Registration Statement on Form N-1A, filed on April 15, 2002 ("Post-Effective Amendment No. 83").

(a)(23) Articles Supplementary to the Articles of Incorporation, dated January 31, 2002, (designating and classifying shares) is incorporated by reference to Exhibit A(23) of Post-Effective Amendment No. 83.

(a)(24) Articles Supplementary to the Articles of Incorporation, dated May 12, 2004, (designating and classifying shares) is incorporated by reference to Exhibit (a)(3) of Post-Effective Amendment No. 89 to Registrant's Registration Statement on Form N-1A filed on May 13, 2004.

(a)(25) Articles Supplementary to the Articles of Incorporation, dated June 30, 2006, (designating and classifying shares) is incorporated by reference to Exhibit a(25) of Post-Effective Amendment No. 99 to Registrant's Registration Statement on Form N-1A filed on June 29, 2006.

(a)(26) Articles Supplementary to the Articles of Incorporation, dated July 2, 2007, (designating and classifying shares) is incorporated by reference to Exhibit A(26) of Post-Effective Amendment No. 106 to Registrant's Registration Statement on Form N-1A filed on December 26, 2007.

(a)(27) Articles of Amendment to the Articles of Incorporation, dated July 5, 2007, (redesignating Class R shares as Class I shares) is incorporated by reference to Exhibit A(19) of Post-Effective Amendment No. 107 to Registrant's Registration Statement on Form N-1A, filed on December 27, 2007.

(a)(28) Articles Supplementary to the Articles of Incorporation, dated October 14, 2008, (designating and classifying shares) is incorporated by reference to Exhibit A(29) of Post-Effective Amendment No. 110 to the Registrant's Registration Statement on Form N-1A, filed on December 24, 2008 ("Post-Effective Amendment No. 110").

(a)(29) Articles of Amendment to the Articles of Incorporation, dated December 2, 2008, is incorporated by reference to Post-Effective Amendment No. 110.

(a)(30)  Articles Supplementary to the Articles of Incorporation, dated April 20, 2009, is incorporated by reference to Exhibit A(31) of Post-Effective Amendment No. 114 to Registrant's Registration Statement on Form N-1A, filed on December 22, 2009.

(a)(31) Articles Supplementary to the Articles of Incorporation, dated March 28, 2013, is incorporated by reference to Exhibit A(34) of Post-Effective Amendment No. 133 to Registrant's Registration Statement on Form N-1A, filed on June 12, 2013.

(a)(32) Articles Supplementary to the Articles of Incorporation, dated September 17, 2013, (relating to BNY Mellon Floating Rate Income Fund) is incorporated by reference to Exhibit A(36) of Post-Effective Amendment No. 139 to Registrant's Registration statement on Form N-1A, filed on September 5, 2013.

(a)(33) Articles of Amendment to the Articles of Incorporation dated, September 1, 2015, is incorporated by reference to Exhibit A(37) of Post-Effective Amendment No. 151 to the Registrant's Registration Statement on Form N-1A, filed on November 3, 2015.

(a)(34) Articles Supplementary to the Articles of Incorporation, dated December 15, 2015, (relating to Class B of General Treasury and Agency Money Market Fund) is incorporated by reference to Exhibit A(38) of Post-Effective Amendment No. 153 to the Registrant’s Registration Statement on Form N-1A, filed on December 30, 2015.

(a)(35) Articles Supplementary to the Articles of Incorporation, dated March 31, 2016, is incorporated by reference to Exhibit A(39) of Post-Effective Amendment No. 160 to the Registrant's Registration Statement on Form N-1A, filed on April 11, 2016.

(a)(36) Articles of Amendment to the Articles of Incorporation, dated August 31, 2016, is incorporated by reference to Exhibit (a)(40) of Post-Effective Amendment No. 162 to the Registrant's Registration Statement on Form N-1A, filed on September 12, 2016 ("Post-Effective Amendment No. 162").

(a)(37) Articles Supplementary to the Articles of Incorporation, dated February 26, 2018, is incorporated by reference to Exhibit (a)(41) of Post-Effective Amendment No. 178 to Registrant's Registration Statement on Form N-1A, filed on March 6, 2018.

(a)(38) Articles of Amendment of the Articles of Incorporation, dated June 3, 2019, (relating to the name change of the Corporation and funds) is incorporated by reference to Exhibit (a)(38) of Post-Effective Amendment No. 188 to the Registrant's Registration Statement on Form N-1A, filed on December 26, 2019 ("Post-Effective Amendment No. 188").

(a)(39) Articles of Amendment to the Articles of Incorporation, dated December 31, 2019, (relating to the redesignation of Class T shares) is incorporated by reference to Exhibit (a)(39) of Post-Effective Amendment No. 193 to the Registrant's Registration Statement on Form N-1A, filed on March 27, 2020 ("Post-Effective Amendment No. 193").

(b) Amended and Restated By-Laws, dated July 1, 2011 is incorporated by reference to Exhibit B(2) of Post-Effective Amendment No. 124 to the Registrant's Registration Statement on Form N-1A, filed on August 12, 2011.

(c) Not applicable.

(d)(1) Investment Management Agreement between Mellon Bank, N.A. and the Registrant, dated April 4, 1994, is incorporated by reference to Exhibit 5(b) of Post-Effective Amendment No. 41.

(d)(2) Assignment and Assumption Agreement among Mellon Bank, N.A., BNY Mellon Investment Adviser, Inc. (formerly, The Dreyfus Corporation) and the Registrant, dated October 17, 1994 (relating to Investment Management Agreement) is incorporated by reference to Exhibit 5(d) of Post-Effective Amendment No. 31.

(d)(3) Management Agreement between the Registrant (with respect to BNY Mellon Floating Rate Income Fund) and BNY Mellon Investment Adviser, Inc., dated April 20, 2006, amended as of June 3, 2019, is incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 188.

(d)(4) Revised Exhibit A, dated March 1, 2018, to Investment Management Agreement between Mellon Bank, N. A. and Registrant, dated April 4, 1994, is incorporated by reference to Exhibit (d)(7) of Post-Effective Amendment No. 176 to the Registrant's Registration Statement on Form N-1A, filed on February 27, 2018.

(d)(5) Sub-Investment Advisory Agreement between BNY Mellon Investment Adviser, Inc. and Fayez Sarofim & Co. (with respect to BNY Mellon Tax Managed Growth Fund), dated October 25, 2022.*

(d)(6) Sub-Investment Advisory Agreement between BNY Mellon Investment Adviser, Inc. and Alcentra NY, LLC, (with respect to BNY Mellon Floating Rate Income Fund), dated November 1, 2022.*

(d)(7) Expense Limitation Agreement between the Registrant (on behalf of BNY Mellon Floating Rate Income Fund) and BNY Mellon Investment Adviser, Inc., dated December 31, 2021, is incorporated by reference to Exhibit (d)(7) of Post-Effective Amendment No. 197 to the Registrant's Registration Statement on Form N-1A, filed on December 23, 2021 ("Post-Effective Amendment No. 197").

(e)(1) Amended and Restated Distribution Agreement between the Registrant and BNY Mellon Securities Corporation, dated June 3, 2019, is incorporated by reference to Exhibit (e)(1) of Post-Effective Amendment No. 188.

(e)(2) Form of Broker-Dealer Selling Agreement is incorporated by reference to Exhibit (e)(2) of Post-Effective Amendment No. 190.

(e)(3) Form of Bank Selling Agreement is incorporated by reference to Exhibit (e)(5) of Post-Effective Amendment No. 190.

(e)(4) Form of Service Agreement is incorporated by reference to Exhibit (e)(4) of Post-Effective Amendment No. 162.

(f) Not applicable.

(g)(1) Custody Agreement between the Registrant and The Bank of New York Mellon, dated January 1, 2011, is incorporated by reference to Exhibit G of Post-Effective Amendment No. 119 to Registrant's Registration Statement on Form N-1A, filed on December 23, 2010.

(g)(2) Amendment to Custody Agreement between the Registrant and The Bank of New York Mellon, dated October 1, 2013, is incorporated by reference to Exhibit G(2) of Post-Effective Amendment No. 142 to the Registrant's Registration Statement on Form N-1A, filed on December 24, 2013 ("Post-Effective Amendment No. 142").

(g)(3) Second Amendment to Custody Agreement between the Registrant and The Bank of New York Mellon, dated December 22, 2016, is incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 167 to Registrant's Registration Statement on Form N-1A, filed on February 27, 2017.

(h)(1) Transfer Agency Agreement between the Registrant and BNY Mellon Transfer, Inc. (formerly, Dreyfus Transfer, Inc.), dated May 29, 2012 is incorporated by reference to Exhibit H of Post-Effective Amendment No. 128 to the Registrant's Registration Statement on Form N-1A, filed on December 27, 2012.

(h)(2) Shareholder Services Plan, dated April 20, 2006, amended as of June 3, 2019, (relating to Class A and Class C shares of BNY Mellon Floating Rate Income Fund) is incorporated by reference to Exhibit (h)(2) of Post-Effective Amendment No. 192 to the Registrant's Registration Statement on Form N-1A, filed on March 5, 2020 ("Post-Effective Amendment No. 192").

(i)(1) Consent and opinion of Registrant's counsel (relating to BNY Mellon Floating Rate Income Fund) is incorporated by reference to Exhibit (i)(1) of Post-Effective Amendment No. 197.

(i)(2) Consent and opinion of Registrant's counsel (relating to BNY Mellon Bond Market Index Fund, BNY Mellon Institutional S&P 500 Stock Index Fund and BNY Mellon Tax Managed Growth Fund is incorporated by reference to Exhibit (i)(2) of Post-Effective Amendment No. 198 to the Registrant's Registration Statement on Form N-1A, filed on February 25, 2022 ("Post-Effective Amendment No. 198").

(j)(1) Consent of Independent Registered Public Accounting Firm (relating to BNY Mellon Floating Rate Income Fund) is incorporated by reference to Exhibit (j)(1) of Post-Effective Amendment No. 197.

(j)(2) Consent of Independent Registered Public Accounting Firm (relating to BNY Mellon Bond Market Index Fund, BNY Mellon Institutional S&P 500 Stock Index and BNY Mellon Tax Managed Growth Fund) is incorporated by reference to Exhibit (j)(2) of Post-Effective Amendment No. 198.

(k) Letter of Investment Intent is incorporated by reference to the Registrant's Registration Statement.

(l) Not applicable.

(m)(1) Amended and Restated Distribution Plan, effective as of March 22, 2000, amended as of June 3, 2019, (relating to Investor Class Shares of BNY Mellon Bond Market Index Fund, Class A Shares of BNY Mellon Tax Managed Growth Fund and Class A Shares of General Treasury and Agency Money Market Fund) is incorporated by reference to Exhibit (m)(1) of Post-Effective Amendment No. 190.

(m)(2) Distribution Plan, dated December 19, 1994, revised as of November 20, 1997, April 15, 2002 and March 13, 2012 and amended as of June 3, 2019, (Class C shares for BNY Mellon Tax Managed Growth Fund) is incorporated by reference to Exhibit (m)(2) of Post-Effective Amendment No. 190.

(m)(3) Distribution Plan, dated April 20, 2006, amended as of June 3, 2019, (relating to Class C shares of BNY Mellon Floating Rate Income Fund) is incorporated by reference to Exhibit (m)(3) of Post-Effective Amendment No. 192.

(m)(4) Distribution Plan, dated October 28, 2015, amended June 3, 2019, (relating to Class B Shares of General Treasury and Agency Money Market Fund) is incorporated by reference to Exhibit (m)(4) of Post-Effective Amendment No. 193.

(m)(5) Amended and Restated Service Plan, effective March 22, 2000, revised as of March 13, 2012, amended as of June 3, 2019 (relating to BNY Mellon Tax Managed Growth Fund) is incorporated by reference to Exhibit (m)(5) of Post-Effective Amendment No. 190.

(n)(1) Rule 18f-3 Plan for BNY Mellon Bond Market Index Fund, dated April 26, 1995, amended as of June 3, 2019, is incorporated by reference to Exhibit (n)(1) of Post-Effective Amendment No. 190.

(n)(2) Rule 18f-3 Plan, dated April 26, 1995, amended as of May 1, 2020, revised as of February 25, 2021, for BNY Mellon Tax Managed Growth Fund, is incorporated by reference to Exhibit (n)(2) of Post-Effective Amendment No. 198.

(n)(3) Rule 18f-3 Plan, dated April 20, 2006, Revised as of February 25, 2021, for BNY Mellon Floating Rate Income Fund, is incorporated by reference to Exhibit (n)(3) of Post-Effective Amendment No. 197.

(p)(1) Revised Code of Ethics adopted by the Registrant, BNY Mellon Investment Adviser, Inc., Alcentra NY, LLC and BNY Mellon Securities Corporation, is incorporated by reference to Exhibit (p)(1) of Post-Effective Amendment No. 197.

(p)(2) Revised Code of Ethics of Fayez Sarofim & Co. effective as of May 6, 2013, for BNY Mellon Tax Managed Growth Fund is incorporated by reference to Exhibit P(2) of Post-Effective Amendment No. 142.

(p)(3) Code of Ethics for the Nonmanagement Board Members of the BNY Mellon Family of Funds and BNY Mellon Funds Trust is incorporated by reference to Exhibit (p)(3) of Post-Effective Amendment No. 188.

Other Exhibits

(1) Power of Attorney, effective September 16, 2021, is incorporated by reference to Other Exhibits (1) of Post-Effective Amendment No. 197.

* Filed herewith.

Item 29. Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 30. Indemnification

 The Registrant's charter documents set forth the circumstances under which indemnification shall be provided to any past or present Board member or officer of the Registrant. The Registrant also has entered into a separate agreement with each of its Board members that describes the conditions and manner in which the Registrant indemnifies each of its Board members against all liabilities incurred by them (including attorneys' fees and other litigation expenses, settlements, fines and penalties), or which may be threatened against them, as a result of being or having been a Board member of the Registrant. These indemnification provisions are subject to applicable state law and to the limitation under the Investment Company Act of 1940, as amended, that no board member or officer of a fund may be protected against liability for willful misfeasance, bad faith, gross negligence or reckless disregard for the duties of his or her office. Reference is hereby made to the following:

Article Tenth of the Registrant's Articles of Incorporation and any amendments thereto, Article VIII of Registrant's Amended and Restated Bylaws, Section 2-418 of the Maryland General Corporation Law and Section 1.10 of the Distribution Agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

(a) BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser") and subsidiary companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser, manager and distributor for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts. BNYM Investment Adviser also serves as sub-investment adviser to and/or administrator of other investment companies. BNY Mellon Securities Corporation, a wholly-owned subsidiary of BNYM Investment Adviser, serves primarily as a registered broker-dealer of shares of investment companies sponsored by BNYM Investment Adviser and of other investment companies for which BNYM Investment Adviser acts as investment adviser, sub-investment adviser or administrator.

(b) The Registrant (on behalf of BNY Mellon Tax Managed Growth Fund) is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of Fayez Sarofim & Co., the sub-investment adviser of BNY Mellon Tax Managed Growth Fund, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Fayez Sarofim & Co., or those of its officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Fayez Sarofim & Co. (SEC File No. 801-1725).

(c) The Registrant (on behalf of BNY Mellon Floating Rate Income Fund) is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of Alcentra NY, LLC (the sub-investment adviser of BNY Mellon Floating Rate Income Fund, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Alcentra NY, LLC, or those of its officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Advisers Act by Alcentra NY, LLC (SEC File No. 801-62417).

Item 31. Business and Other Connections of Investment Adviser (continued)
Officers and Directors of Investment Adviser

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

Kenneth Bradle Vice President and Director	BNY Mellon Securities Corporation++	Director President	10/20 – Present 6/19 – Present

	BNY Mellon Investment Adviser, Inc. ++	Director Vice President	10/20 – Present 6/19 - Present

	BNY Mellon Transfer, Inc.++	Chairman and Director	6/19 - Present

David DiPetrillo Vice President and Director	BNY Mellon Family of Funds++	President	1/21 - Present
	BNY Mellon ETF Trust++	President	3/20 - Present

	BNY Mellon Investment Adviser, Inc. ++	Director and Vice President	2/21 - Present

	BNY Mellon Securities Corporation++	Director and Executive Vice President	1/21 - Present

	DTR Commodity Fund Ltd. ##########	Director President Vice President	10/21 - Present 8/21 - Present 6/19 – 8/21

	GRR Commodity Fund Ltd.++	Director President Vice President	10/21 - Present 8/21 - Present 8/19 – 8/21

Christopher O'Connor Chief Administrative Officer	BNY Mellon Securities Corporation++	Executive Vice President	6/19 – Present

Peter M. Sullivan Chief Legal Officer	BNY Mellon Family of Funds++	Chief Legal Officer Vice President and Assistant Secretary	7/21 – Present 6/19 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	BNY Mellon ETF Trust++	Chief Legal Officer Vice President and Assistant Secretary	7/21 – Present 3/20 – Present

	BNY Mellon Funds Trust++	Chief Legal Officer Vice President and Assistant Secretary	7/21 – Present 3/19 – Present

John Squillace Chief Compliance Officer	BNY Mellon Securities Corporation++	Chief Compliance Officer (Investment Advisory Business)	6/19 – Present

Gregory Pasquale Chief Financial Officer	BNY Mellon Securities Corporation++	Chief Financial Officer	1/21-Present

	BNY Mellon Transfer, Inc. ++	Chief Financial Officer and Treasurer	1/21-Present

Katherine Scott Chief Risk Officer	BNY Mellon Securities Corporation++	Chief Risk Officer	6/19-Present

Peter Arcabascio Vice President – Distribution	BNY Mellon Investment Management*	Senior Vice President	7/06-Present
	BNY Investment Strategy and Solutions Group, LLC*	Manager	6/15- Present

James Windels Vice President	BNY Mellon ETF Trust++	Treasurer	3/20 - Present
	BNY Mellon Family of Funds++	Treasurer	11/01 - Present
	BNY Mellon Funds Trust ++	Treasurer	11/01 - Present
	BNY Mellon Investment Adviser, Inc.++	Vice President	9/20 - Present

	BNY Mellon Securities Corporation++	Vice President	6/19 - Present

Charles Doumar Vice President – Tax	Alcentra NY LLC ++	Assistant Treasurer - Tax	9/14 - Present

	Alcentra US. Inc. †††	Assistant Treasurer - Tax	9/14 - Present

	Alternative Holdings I, LLC ***	Assistant Treasurer - Tax	1/14 - Present

	Alternative Holdings II, LLC ***	Assistant Treasurer - Tax	1/14 - Present

	Asset Recovery II, LLC ***	Assistant Treasurer	9/13 – Present

	Asset Recovery IV, LLC ***	Assistant Treasurer	9/13 – Present

	Asset Recovery V, LLC ***	Assistant Treasurer	9/13 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	Asset Recovery XIV, LLC ***	Assistant Treasurer	3/13 – Present

	Asset Recovery XIX, LLC ***	Assistant Treasurer	7/13 – Present

	Asset Recovery XX, LLC ***	Assistant Treasurer	7/13 – Present

	Asset Recovery XXII, LLC ***	Assistant Treasurer	7/13 – Present

	BNY Alcentra Group Holdings, Inc. †††††	Assistant Treasurer - Tax	3/13 - Present

	BNY Capital Funding LLC ***	Assistant Treasurer – Tax	9/13 - Present

	BNY Investment Strategy and Solutions Group, LLC *	Assistant Treasurer – Tax	6/15 - Present

	BNY Mellon Community Development Corporation ++	Assistant Treasurer – Tax	10/13 - Present

	BNY Mellon Distributors Holdings Inc. #	Assistant Treasurer – Tax	6/14 – Present

	BNY Mellon Investments CTA, LLC *	Assistant Treasurer	9/13 – Present

	BNY Mellon Investment Servicing (US) Inc. +	Assistant Treasurer	3/14 – Present

	BNY Mellon Investment Servicing Trust Company #	Assistant Treasurer	3/14 – Present

	BNY Mellon Transfer, Inc.++	Assistant Treasurer	6/19 - Present

	BNY Mellon Trust of Delaware#	Assistant Treasurer	11/13 – Present

	IVY Asset Management LLC +	Assistant Treasurer	9/13 – Present

	Mellon Hedge Advisors, LLC *	Assistant Treasurer	10/13 – Present

	MUNB Loan Holdings, LLC***	Assistant Treasurer	10/13 – Present

	Albridge Solutions, Inc. †††	Assistant Treasurer – Tax	7/13 – Present

	Allomon Corporation †	Assistant Treasurer – Tax	5/13 – Present

	AP Residential Realty, Inc. ††††	Assistant Treasurer – Tax	8/13 – Present

	APT Holdings Corporation #	Assistant Treasurer – Tax	11/13 – Present

	B.I.E. Corporation +	Assistant Treasurer – Tax	12/13 – Present

	B.N.Y. Holdings (Delaware) Corporation #	Assistant Treasurer – Tax	4/13 – Present

	BNY Capital Corporation ***	Assistant Treasurer – Tax	9/13 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	BNY Capital Markets Holdings, Inc. ***	Assistant Treasurer – Tax	9/13 – Present

	BNY Capital Resources Corporation #######	Assistant Treasurer – Tax	3/13 – Present

	BNYM CSIM Funding LLC +++	Assistant Treasurer – Tax	7/14 – Present

	BNY Falcon Three Holding Corp. ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Foreign Holdings, Inc. ***	Assistant Treasurer – Tax	10/13 – Present

	BNY Lease Equities (Cap Funding) LLC ########	Assistant Treasurer – Tax	7/13 – Present

	BNY Lease Partners LLC ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Leasing Edge Corporation ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Capital Markets, LLC ++	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Clearing, LLC ***	Assistant Treasurer – Tax	3/16 – Present

	BNY Mellon Clearing Holding Company, LLC ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Fixed Income Securities, LLC ***	Assistant Treasurer – Tax	8/13 – Present

	BNY Mellon Trust Company of Illinois *****	Assistant Treasurer – Tax	3/13 – Present

	BNY Mezzanine Funding LLC ******	Assistant Treasurer – Tax	5/13 – Present

	BNY Mezzanine Holdings LLC ******	Assistant Treasurer – Tax	5/13 – Present

	BNY Mezzanine Non NY Funding LLC ******	Assistant Treasurer – Tax	5/13 – Present

	BNY Mezzanine NY Funding LLC ******	Assistant Treasurer – Tax	5/13 – Present

	BNY Partnership Funding LLC ***	Assistant Treasurer – Tax	7/13 – Present

	BNY Recap I, LLC #	Assistant Treasurer – Tax	9/13 – Present

	BNY Salvage Inc. ***	Assistant Treasurer – Tax	3/13 – Present

	BNYM GIS Funding I LLC ***	Assistant Treasurer – Tax	6/13 – Present

	BNYM GIS Funding III LLC ***	Assistant Treasurer – Tax	6/13 – Present

	Amherst Capital Management, LLC ***	Assistant Treasurer – Tax	11/14 – Present

	BNYM RECAP Holdings, LLC ***	Assistant Treasurer – Tax	11/14 – Present

	BNY-N.J. I Corp. ***	Assistant Treasurer – Tax	4/13 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	BNY-N.J. II Corp. ***	Assistant Treasurer – Tax	4/13 – Present

	BNY Mellon Insurance Agency, Inc. ++	Assistant Treasurer – Tax	6/19 - Present

	BNY Mellon Securities Corporation++	Vice President – Tax	6/19 - Present

	Boston Safe Deposit Finance Company, Inc. *	Assistant Treasurer – Tax	7/13 – Present

	CenterSquare Investment Management Holdings, Inc. +++	Assistant Treasurer – Tax	12/13 – Present

	Colson Services Corp. 	Assistant Treasurer – Tax	3/14 - Present

	CenterSquare Investment Management LLC+++	Assistant Treasurer – Tax	1/18 – Present

	Cutwater Asset Management Corp. ++++	Assistant Treasurer – Tax	1/15 - Present

	Cutwater Holdings LLC ++++	Assistant Treasurer – Tax	1//15 - Present

	Cutwater Investor Services Corp. ++++	Assistant Treasurer - Tax	1/15 - Present

	EACM Advisors LLC 	Assistant Treasurer – Tax	1/14 - Present

	Eagle Access LLC 	Assistant Treasurer – Tax	1/14 - Present

	Eagle Investment Systems LLC 	Assistant Treasurer – Tax	1/14 - Present

	ECM DE. LLC ***	Assistant Treasurer – Tax	1/14 - Present

	HedgeMark International, LLC ##	Assistant Treasurer – Tax	5/14 – Present

	iNautix (USA) LLC ###	Assistant Treasurer – Tax	11/13 – Present

	IRE-1, Inc. ††	Assistant Treasurer – Tax	7/13 – Present

	Island Waterworks, Inc. ††	Assistant Treasurer – Tax	7/13 – Present

	JRHC 1998A LLC ####	Assistant Treasurer – Tax	12/13 – Present

	Lockwood Advisors, Inc. ######	Assistant Treasurer – Tax	3/14 - Present

	Lockwood Insurance, Inc. ######	Assistant Treasurer – Tax	8/14 - Present

	Lockwood Solutions, Inc. ######	Assistant Treasurer – Tax	3/14 - Present

	Lease Equities (Texas) Corporation #####	Assistant Treasurer – Tax	7/13 – Present

	Madison Pershing LLC ###	Assistant Treasurer – Tax	6/13 – Present

	MAM (MA) Holding Trust *	Assistant Treasurer – Tax	8/13 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	MBC Investment Corporation #	Assistant Treasurer – Tax	11/13 – Present

	MCDI (Holdings) LLC ***	Assistant Treasurer – Tax	9/13 – Present

	Mellon Holdings LLC++	Assistant Treasurer	2/15 - Present

	Mellon EFT Services††††	Assistant Treasurer - Tax	10/15 - Present

	MELDEL Leasing Corporation Number 2, Inc. #	Assistant Treasurer – Tax	9/13 – Present

	Mellon Financial Services Corporation #1+	Assistant Treasurer – Tax	7/13 – Present

	Mellon Financial Services Corporation #4 +	Assistant Treasurer – Tax	9/13 – Present

	Mellon Funding Corporation +	Assistant Treasurer – Tax	3/14 - Present

	Mellon Global Investing Corp. +	Assistant Treasurer – Tax	5/14 - Present

	Mellon Investments Corporation*	Assistant Treasurer – Tax	1/19- Present

	Mellon Investor Services Holdings LLC ++++++	Assistant Treasurer – Tax	8/16 – Present

	Mellon Leasing Corporation+	Assistant Treasurer – Tax	7/13 – Present

	Mellon Life Insurance Company+	Assistant Treasurer – Tax	10/13 – Present

	Mellon Overseas Investment Corporation ***	Assistant Treasurer – Tax	12/13 - Present

	Mellon Properties Company ****	Assistant Treasurer – Tax	8/13 – Present

	National Residential Assets Corp.***	Assistant Treasurer – Tax	4/13 – Present

	Newton Capital Management LLC.***	Assistant Treasurer – Tax	8/14 - Present

	NY CRE Asset Holdings, LLC. ***	Assistant Treasurer – Tax	1/14 - Present

	NY CRE Asset Holdings II, LLC. ***	Assistant Treasurer – Tax	1/14 - Present

	One Wall Street Corporation ***	Assistant Treasurer – Tax	11/13 – Present

	Pareto New York LLC++	Assistant Treasurer – Tax	11/13 – Present

	PAS Holdings LLC ***	Assistant Treasurer – Tax	6/13 – Present

	Pershing Advisor Solutions LLC ###	Assistant Treasurer – Tax	6/13 – Present

	Pershing Group LLC ###	Assistant Treasurer – Tax	6/13 – Present

	Pershing Investments LLC ***	Assistant Treasurer – Tax	6/13 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	Pershing LLC ###	Assistant Treasurer – Tax	7/13 – Present

	TBC Securities Co., Inc.*	Assistant Treasurer – Tax	6/13 – Present

	TBCAM, LLC *	Assistant Treasurer – Tax	10/13 – Present

	Technology Services Group, Inc. ++	Assistant Treasurer – Tax	9/13 – Present

	Tennessee Processing Center LLC ++	Assistant Treasurer – Tax	9/13 – Present

	The Bank of New York Consumer Leasing Corporation***	Assistant Treasurer – Tax	7/13 – Present

	The Bank of New York Mellon Trust Company, National Association +	Assistant Treasurer	10/13 - Present

	MBNA Institutional PA Services LLC +	Treasurer	7/13 – Present

	MBNA PW PA Services LLC +	Treasurer	7/13 – Present

	Stanwich Insurance Agency, Inc. ***	Treasurer	12/13 – Present

	BNY Aurora Holding Corp. ***	Vice President	11/13 – Present

	Agency Brokerage Holding LLC***	Vice President – Tax	6/13 – Present

Stephen Hagan Director of Investment Oversight	None	N/A	N/A

Bushra Mannan Vice President	J.P. Morgan Asset Management	Executive Director	9/13 – 11/21

Robert Pomeroy Vice President – Derivative Risk Management	BNY Mellon Asset Management^^^	Vice President -Senior Performance Analyst	1/18– Present

John Tobin Vice President – Cash Strategies	None	N/A	N/A

Christine F. Algozzini Vice President - Cash Strategies	The Bank of New York Mellon++	Vice President	2/17 - Present

Anthony Mayo Vice President – Information Systems	BNY Mellon Securities Corporation++	Chief Technology Officer	6/19 – Present

Vivian Herrera Vice President – Tax	BNY Mellon Insurance Agency, Inc. ++	Vice President – Tax	5/21 – Present

	BNY Mellon Securities Corporation++	Vice President – Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	Asset Recovery II, LLC***	Assistant Treasurer	5/21 – Present

	Asset Recovery IV, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery V, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery XIV, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery XIX, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery XX, LLC ***	Assistant Treasurer	5/21 – Present

	Asset Recovery XXII, LLC ***	Assistant Treasurer	5/21 – Present

	BNY Mellon Investments CTA, LLC *	Assistant Treasurer	5/21 – Present

	BNY Mellon Transfer, Inc.++	Assistant Treasurer	5/21 – Present

	BNY Mellon Trust of Delaware #	Assistant Treasurer	5/21 – Present

	Mellon Hedge Advisors, LLC *	Assistant Treasurer	5/21 – Present

	Mellon Holdings LLC ++	Assistant Treasurer	5/21 – Present

	MUNB Loan Holdings, LLC ***	Assistant Treasurer	5/21 – Present

	Albridge Solutions, Inc. †††	Assistant Treasurer -Tax	5/21 – Present

	Alcentra NY, LLC ++	Assistant Treasurer -Tax	5/21 – Present

	Alcentra US, Inc. †††	Assistant Treasurer -Tax	5/21 – Present

	Allomon Corporation †	Assistant Treasurer -Tax	5/21 – Present

	Alternative Holdings I, LLC ***	Assistant Treasurer -Tax	5/21 – Present

	Alternative Holdings II, LLC ***	Assistant Treasurer -Tax	5/21 – Present

	AP Residential Realty, Inc. ††††	Assistant Treasurer -Tax	5/21 – Present

	APT Holdings Corporation #	Assistant Treasurer -Tax	5/21 – Present

	B.N.Y. Holdings (Delaware) Corporation #	Assistant Treasurer -Tax	5/21 – Present

	BNY Administrative Services LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Alcentra Group Holdings, Inc. †††††	Assistant Treasurer –Tax	5/21 – Present

	BNY Capital Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Capital Funding LLC ***	Assistant Treasurer –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	BNY Capital Markets Holdings, Inc. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Capital Resources Corporation #######	Assistant Treasurer –Tax	5/21 – Present

	BNY Falcon Three Holding Corp. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Foreign Holdings, Inc. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Investment Strategy and Solutions Group LLC *	Assistant Treasurer –Tax	5/21 – Present

	BNY Investment Management Services LLC #	Assistant Treasurer –Tax	5/21 – Present

	BNY ITC Leasing, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Lease Equities (Cap Funding) LLC ########	Assistant Treasurer –Tax	5/21 – Present

	BNY Lease Partners LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Leasing Edge Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Alternative Investments Holdings LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Capital Markets, LLC ++	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Clearing Holding Company, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Clearing, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Community Development Corporation ++	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Distributors Holdings Inc. #	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Fixed Income Securities, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Investment Servicing (US) Inc. #	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Investment Servicing Trust Company #	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Performance & Risk Analytics, Inc. (US) 	Assistant Treasurer –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	BNY Mellon Performance & Risk Analytics, LLC +	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Transition Management Advisors, LLC **	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Trust Company of Illinois *****	Assistant Treasurer –Tax	5/21 – Present

	BNY Mezzanine Funding LLC ******	Assistant Treasurer –Tax	5/21 – Present

	BNY Mezzanine Holdings LLC ******	Assistant Treasurer –Tax	5/21 – Present

	BNY Mezzanine Non NY Funding LLC ******	Assistant Treasurer –Tax	5/21 – Present

	BNY Mezzanine NY Funding LLC ******	Assistant Treasurer –Tax	5/21 – Present

	BNY Partnership Funding LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Real Estate Holdings LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Recap I, LLC #	Assistant Treasurer –Tax	5/21 – Present

	BNY Salvage Inc. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY Wings, Inc. ††	Assistant Treasurer –Tax	5/21 – Present

	BNY XYZ Holdings LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNYM CSIM Funding LLC +++	Assistant Treasurer –Tax	5/21 – Present

	BNYM GIS Funding I LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNYM GIS Funding III LLC ***	Assistant Treasurer –Tax	5/21 – Present

	Amherst Capital Management LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNYM RECAP Holdings, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	BNY-N.J. I Corp. ***	Assistant Treasurer –Tax	5/21 – Present

	BNY-N.J. II Corp. ***	Assistant Treasurer –Tax	5/21 – Present

	Boston Safe Deposit Finance Company, Inc. *	Assistant Treasurer –Tax	5/21 – Present

	CenterSquare Investment Management Holdings, Inc. +++	Assistant Treasurer –Tax	5/21 – Present

	Coates Holding LLC#	Assistant Treasurer – Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	Colson Services Corp. 	Assistant Treasurer –Tax	5/21 – Present

	CenterSquare Investment Management LLC+++	Assistant Treasurer –Tax	5/21 – Present

	Cutwater Asset Management Corp. ++++	Assistant Treasurer – Tax	5/21 – Present

	Cutwater Holdings LLC ++++	Assistant Treasurer – Tax	5/21 – Present

	Cutwater Investor Services Corp. ++++	Assistant Treasurer - Tax	5/21 – Present

	EACM Advisors LLC 	Assistant Treasurer –Tax	5/21 – Present

	Eagle Access LLC 	Assistant Treasurer –Tax	5/21 – Present

	Eagle Investment Systems LLC 	Assistant Treasurer –Tax	5/21 – Present

	ECM DE, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	HedgeMark International, LLC ##	Assistant Treasurer –Tax	5/21 – Present

	iNautix (USA) LLC ###	Assistant Treasurer –Tax	5/21 – Present

	IRE-1, Inc. ††	Assistant Treasurer –Tax	5/21 – Present

	Island Waterworks, Inc. ††	Assistant Treasurer –Tax	5/21 – Present

	JRHC 1998A LLC ####	Assistant Treasurer –Tax	5/21 – Present

	Lease Equities (Texas) Corporation#####	Assistant Treasurer –Tax	5/21 – Present

	Lockwood Advisors, Inc. ######	Assistant Treasurer –Tax	5/21 – Present

	Lockwood Insurance Inc. ######	Assistant Treasurer –Tax	5/21 – Present

	Lockwood Solutions, Inc. ######	Assistant Treasurer –Tax	5/21 – Present

	Madison Pershing LLC ###	Assistant Treasurer –Tax	5/21 – Present

	MAM (MA) Holding Trust *	Assistant Treasurer –Tax	5/21 – Present

	MBC Investment Corporation #	Assistant Treasurer –Tax	5/21 – Present

	MBNA Institutional PA Services LLC +	Assistant Treasurer –Tax	5/21 – Present

	MBNA PW PA Services LLC +	Assistant Treasurer –Tax	5/21 – Present

	MCDI (Holdings) LLC ***	Assistant Treasurer –Tax	5/21 – Present

	MELDEL Leasing Corporation Number 2, Inc. #	Assistant Treasurer –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	Mellon EFT Services Corporation ††††	Assistant Treasurer –Tax	5/21 – Present

	Mellon Financial Services Corporation #1 +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Financial Services Corporation #4 +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Funding Corporation +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Global Investing Corp. +	Assistant Treasurer –Tax	5/21 – Present

	Mellon International Leasing Company #	Assistant Treasurer –Tax	5/21 – Present

	Mellon Investments Corporation *	Assistant Treasurer –Tax	5/21 – Present

	Mellon Investor Services Holdings LLC	Assistant Treasurer –Tax	5/21 – Present
++++++
	Mellon Leasing Corporation +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Life Insurance Company +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Overseas Investment Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	Mellon Properties Company ****	Assistant Treasurer –Tax	5/21 – Present

	National Residential Assets Corp. ***	Assistant Treasurer –Tax	5/21 – Present

	Newton Capital Management LLC ***	Assistant Treasurer –Tax	5/21 – Present

	NY CRE Asset Holdings II, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	NY CRE Asset Holdings, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	One Wall Street Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	Pareto New York LLC ++	Assistant Treasurer –Tax	5/21 – Present

	PAS Holdings LLC ***	Assistant Treasurer –Tax	5/21 – Present

	Pershing Advisor Solutions LLC ###	Assistant Treasurer –Tax	5/21 – Present

	Pershing Group LLC ###	Assistant Treasurer –Tax	5/21 – Present

	Pershing Investments LLC ***	Assistant Treasurer –Tax	5/21 – Present

	Pershing LLC ###	Assistant Treasurer –Tax	5/21 – Present

	PFS Holdings, LLC ***	Assistant Treasurer –Tax	5/21 – Present

	Stanwich Insurance Agency, Inc. ***	Assistant Treasurer –Tax	5/21 – Present

	TBC Securities Co., Inc. *	Assistant Treasurer –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	TBCAM, LLC *	Assistant Treasurer –Tax	5/21 – Present

	Technology Services Group, Inc. ++	Assistant Treasurer –Tax	5/21 – Present

	Tennessee Processing Center LLC ++	Assistant Treasurer –Tax	5/21 – Present

	The Bank of New York Consumer Leasing Corporation ***	Assistant Treasurer –Tax	5/21 – Present

	The Bank of New York Mellon Trust Company, National Association +	Assistant Treasurer	5/21 – Present

	USPLP, Inc. *******	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Investment Management Holdings LLC #	Assistant Vice President –Tax	5/21 – Present

	BNY Aurora Holding Corp. ***	Vice President	5/21 – Present

	Agency Brokerage Holding LLC ***	Vice President –Tax	5/21 – Present

Andrew Provencher Director	BNY Mellon Securities Corporation	Director Executive Vice President	10/20 – Present 6/18 - Present

James Bitetto Secretary	BNY Mellon Family of Funds++	Vice President and Secretary	6/19 - Present

	BNY Mellon ETF Trust++	Vice President and Assistant Secretary	3/20 - Present
	BNY Mellon Funds Trust++	Vice President and Secretary	2/18 – Present
	BNY Mellon Insurance Agency, Inc. ++	Secretary	6/19 - Present
	BNY Mellon Securities Corporation++	Assistant Secretary	6/19 - Present

*	The address of the business so indicated is One Boston Place, Boston, MA, 02108.
**	The address of the business so indicated is 50 Fremont Street, Suite 3900, San Francisco, CA 94105.
***	The address of the business so indicated is One Wall Street, New York, NY 10286.
****	The address of the business so indicated is 3601 N. I-10 Service Road, Suite 102, Metairie, LA 70002.
*****	The address of the business so indicated is 2 North LaSalle Street, Suite 1020, Chicago, IL, 60602
******	The address of the business so indicated is 445 Park Avenue, 12th Floor, New York, NY, 10022.
*******	The address of the business so indicated is 225 Liberty Street, New York, NY 10286.
********	The address of the business so indicated is Grand Canal House, 1 Upper Grand Canal Street, Dublin, 4 Ireland.
^	The address of the business so indicated is BNY Mellon Centre 160 Queen Victoria Street, London EC4V 4LA.
^^	The address of the business so indicated is 87 Mary Street, George Town, KY1-9005, Cayman Islands.
^^^	The address of the business so indicated is 201 Washington Street, Boston, Massachusetts 02108.
^^^^	The address of the business so indicated is 2-4, rue Eugène Ruppert, L-2453 Luxembourg, Luxembourg.
^^^^^	The address of the business so indicated is One Dockland Central, Guild Street, IFSC, Dublin 1.

^^^^^^	The address of the business so indicated is 33 Sir John Rogersons Quay, Dublin 2.
^^^^^^^	The address of the business so indicated is Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG.
^^^^^^^^	The address of the business so indicated is Room 6053, Level 6, 21st Century Building, No.210, Century Avenue, China, (Shanghai) Pilot Free Trade Zone.
^^^^^^^^^	The address of the business so indicated is 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland.
^^^^^^^^^^	The address of the business so indicated is 32 Molesworth Street, Dublin 2, Ireland.
+	The address of the business so indicated is One Mellon Bank Center, Pittsburgh, PA 15258.
++	The address of the business so indicated is 240 Greenwich Street, New York, NY 10286
+++	The address of the business so indicated is 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA, 19462.
++++	The address of the business so indicated is 113 King Street, Armonk, NY 10504.
+++++	The address of the business so indicated is 320 Bay Street, Toronto, ON M5H 4A6.
++++++	The address of the business so indicated is 480 Washington Blvd, Jersey City, NJ 07310.
+++++++	The address of the business so indicated is Hartpiece, Lamarsh, Bures, Suffolk, CO8 5EP..
†	The address of the business so indicated is Two Mellon Center, Suite 329, Pittsburgh, PA 15259.

††	The address of the business so indicated is 100 White Clay Center, Newark, DE 19711.

†††	The address of the business so indicated is 1633 Broadway, New York, NY, 10019.
††††	The address of the business so indicated is 10877 Wilshire Blvd, #1550, Los Angeles, CA, 90024.
†††††	The address of the business so indicated is 1735 Market Street, Philadelphia, PA, 19103.
††††††	The address of the business so indicated is 10 Gresham Street, London, EC2V 7JD.
†††††††	The address of the business so indicated is 114 Queen Victoria Street, London, EC4V 4BJ.
	The address of the business so indicated is 4 New York Plaza, New York, NY, 10004.
	The address of the business so indicated is 200 Connecticut Avenue, Norwalk, CT, 06854-1940.
	The address of the business so indicated is One Wells Avenue, Newton, MA, 02459.
	The address of the business so indicated is 65 LaSalle Road, Suite 305, West Hartford, CT, 06107.
	The address of the business so indicated is 1313 Broadway Plaza, Tacoma, WA, 98402.
	The address of the business so indicated is David M. Breen & Co. Suite 4, Wallace House, Maritana Gate, Canada Street, Waterford.
	The address of the business so indicated is 277 Park Ave, New York, New York 10286.
#	The address of the business so indicated is 301 Bellevue Parkway, Wilmington, DE, 19809.
##	The address of the business so indicated is 780, Third Avenue, 44th Floor, New York, NY, 10017.
###	The address of the business so indicated is One Pershing Plaza, Jersey City, NJ, 07399.
####	The address of the business so indicated is 601 Travis Street, 17th Floor, Houston, TX, 77002.
#####	The address of the business so indicated is 1201 Louisiana, Suite 3160, Houston, TX, 77002.
######	The address of the business so indicated is 760 Moore Road, King of Prussia, PA, 19406-1212.
#######	The address of the business so indicated is 8400 E. Prentice Ave, Greenwood Village, CO, 80111.
########	The address of the business so indicated is 1290 Avenue of the Americas, New York, NY, 10104.
#########	The address of the business so indicated is 6 C, route de Trèves, L-2633 Senningerberg, Luxembourg.
##########	The address of the business so indicated is P.O. Box 309, Ugland House, George Town, Cayman Islands, KY1-1104
Item 32. Principal Underwriters
(a) Other investment companies for which Registrant's principal underwriter (exclusive distributor) acts as principal underwriter or exclusive distributor:
1.	BNY Mellon Absolute Insight Funds, Inc.
2.	BNY Mellon Advantage Funds, Inc.
3.	BNY Mellon Alcentra Opportunistic Global Credit Income Fund
4.	BNY Mellon Appreciation Fund, Inc.
5.	BNY Mellon California AMT-Free Municipal Bond Fund, Inc.

6.	BNY Mellon Funds Trust
7.	BNY Mellon Index Funds, Inc.
8.	BNY Mellon Intermediate Municipal Bond Fund, Inc.

9.	BNY Mellon Investment Funds I
10.	BNY Mellon Investment Funds II, Inc.
11.	BNY Mellon Investment Funds III
12.	BNY Mellon Investment Funds IV, Inc.
13.	BNY Mellon Investment Funds V, Inc.
14.	BNY Mellon Investment Funds VI, Inc.

15.	BNY Mellon Investment Funds VII, Inc.

16.	BNY Mellon Investment Portfolios
17.	BNY Mellon Large Cap Securities Fund, Inc.
18.	BNY Mellon Midcap Index Fund, Inc.
19.	BNY Mellon Municipal Bond Funds, Inc.
20.	BNY Mellon Municipal Funds, Inc.
21.	BNY Mellon New Jersey Municipal Bond Fund, Inc.
22.	BNY Mellon New York AMT-Free Municipal Bond Fund
23.	BNY Mellon New York Tax Exempt Bond Fund, Inc.
24.	BNY Mellon Opportunistic Municipal Securities Fund
25.	BNY Mellon Opportunity Funds
26.	BNY Mellon Research Growth Fund, Inc.

27.	BNY Mellon Short Term Municipal Bond Fund

28.	BNY Mellon State Municipal Bond Funds
29.	BNY Mellon Stock Funds
30.	BNY Mellon Stock Index Fund, Inc.
31.	BNY Mellon Strategic Funds, Inc.
32.	BNY Mellon Sustainable U.S. Equity Fund, Inc.
33.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.
34.	BNY Mellon U.S. Mortgage Fund, Inc.
35.	BNY Mellon Variable Investment Fund

36.	BNY Mellon Worldwide Growth Fund, Inc.
37.	CitizensSelect Funds
38.	Dreyfus Cash Management
39.	Dreyfus Government Cash Management Funds
40.	Dreyfus Institutional Liquidity Funds
41.	Dreyfus Institutional Preferred Money Market Funds
42.	Dreyfus Institutional Reserves Funds
43.	Dreyfus Tax Exempt Cash Management Funds
44.	Dreyfus Treasury Obligations Cash Management
45.	Dreyfus Treasury Securities Cash Management
46.	General Money Market Fund, Inc.
47.	General Municipal Money Market Funds, Inc.
48.	General New York Municipal Money Market Fund

(b)
Name and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant
Kenneth Bradle**	Director and President	None

Joe Gross****	Chairman, Executive Vice President and Director	None

David DiPetrillo****	Director and Executive Vice President	President
Catherine Keating*	Executive Vice President	None

Peter Arcabascio++	Executive Vice President	None
Christopher D. O'Connor****	Executive Vice President	None
Irene Papadoulis**	Executive Vice President	None
Matthew Perrone****	Executive Vice President	None
Andrew Provencher****	Executive Vice President and Director	None

Gregory Pasquale ***	Chief Financial Officer and Treasurer	None
John McLean****	Chief Legal Officer	None

John Squillace****	Chief Compliance Officer (Investment Advisory Business)	None
William Kennedy****	Chief Compliance Officer (Broker-Dealer Business)	None
Katherine M. Scott*	Chief Risk Officer	None
Anthony Mayo*	Chief Technology Officer	None

Christine Algozzini*	Senior Vice President	None

Timothy I. Barrett**	Senior Vice President	None

Kevin Brown****	Senior Vice President	None

Eric P. Cola****	Senior Vice President	None
Christopher A. Stallone**	Senior Vice President	None
John Cimino****	Vice President	None

Christopher Donoghue**	Senior Vice President	None

Tina Rizzo**	Vice President and Privacy Officer	None

Jonathan M. Snyder	Senior Vice President	None

(b)
Name and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant

Ryan Care****	Vice President	None
Susan O’Donovan***	Vice President	None

James Windels****	Vice President	Treasurer
Caridad M. Carosella**	Vice President – Compliance/Anti-Money Laundering Officer	Anti-Money Laundering Officer
Marianne Thomas+	Vice President – Human Resources	None

Charles Doumar****	Vice President – Tax	None
Vivian Herrera***	Vice President – Tax	None

Dennis Rimkunas****	Vice President – Tax	None
Elizabeth Schuette****	Vice President – Real Estate	None
Jennifer Stewart****	Vice President – Real Estate	None
Chase Ayers***	Secretary	None

James Bitetto****	Assistant Secretary	Vice President and Secretary
Cristina Rice***	Assistant Secretary	None

*	Principal business address is 200 Park Avenue, New York, NY 10166.
**	Principal business address is 144 Glenn Curtiss Blvd., Uniondale, NY 11556-0144.
***	Principal business address is BNY Mellon Center, 500 Grant Street, Pittsburgh, PA 15258.
****	Principal business address is 240 Greenwich Street, New York, NY 10286.
†	Principal business address is 100 Saint Paul Street Denver, CO 80206

††	Principal business address is 160 Queen Victoria Street, London, England, Greater London EC4V4LA

+	Principal business address is 19 Vreeland Road Florham Park, NJ 07932
++	Principal business address is 1 Boston Place, Boston, MA 02108-4407

Item 33. Location of Accounts and Records

1. The Bank of New York Mellon
 240 Greenwich Street
 New York, New York 10286

2. BNY Mellon Investment Servicing (US), Inc.
 4400 Computer Drive
 Westborough, Massachusetts 01581

3. BNY Mellon Investment Adviser, Inc.
 240 Greenwich Street
 New York, NY 10286

4. BNY Mellon Investment Adviser, Inc.
 200 Park Avenue
 New York, New York 10166

Item 34. Management Services

  Not Applicable

Item 35. Undertakings

  None

SIGNATURES

 Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements of effectiveness of this Amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 4th of November, 2022.

BNY Mellon Investment Funds IV, Inc.

BY:	/s/ James Bitetto
James Bitetto, Vice President

 Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signatures	Title	Date

	/s/ David DiPetrillo* David DiPetrillo	President (Principal Executive Officer)	11/04/22
	/s/ James Windels* James Windels	Treasurer (Principal Financial and Accounting Officer)	11/04/22
	/s/ Joseph S. DiMartino* Joseph S. DiMartino	Chairman of the Board	11/04/22
	/s/ Francine J. Bovich* Francine J. Bovich	Board Member	11/04/22
	/s/ Andrew J. Donohue* Andrew J. Donahue	Board Member	11/04/22
	/s/ Kenneth A. Himmel* Kenneth A. Himmel	Board Member	11/04/22
	/s/ Bradley J. Skapyak * Bradley J. Skapyak	Board Member	11/04/22
	/s/ Roslyn M. Watson* Roselyn M. Watson	Board Member	11/04/22
	/s/ Benaree Pratt Wiley* Benaree Pratt Wiley	Board Member	11/04/22

*BY:	/s/ James Bitetto
James Bitetto Attorney-in-Fact

INDEX OF EXHIBITS

Exhibits

(d)(5) Sub-Investment Advisory Agreement between BNY Mellon Investment Adviser, Inc. and Fayez Sarofim & Co. (with respect to BNY Mellon Tax Managed Growth Fund), dated October 25, 2022.

(d)(6) Sub-Investment Advisory Agreement between BNY Mellon Investment Adviser, Inc. and Alcentra NY, LLC, (with respect to BNY Mellon Floating Rate Income Fund), dated November 1, 2022.